Barbara Oikle
(305) 579-0722
December 4, 2006
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Attention: Larry Spirgel

Re:	Applica Incorporated Revised Preliminary Proxy Statement on Schedule 14A Filed November 17, 2006 File No. 1-10177
Ladies and Gentlemen:
     On behalf of our client, Applica Incorporated, a Florida corporation (the “Company”), transmitted herewith are the Company’s responses to the Staff’s comments to the revised preliminary proxy statement on Schedule 14A filed by the Company on November 17, 2006 (the “Proxy Statement”) which comments were set forth in a letter dated November 29, 2006 (the “Comment Letter”) to Harry D. Schulman, Chairman of the Board and Chief Executive Officer of the Company. For ease of reference, we have reproduced comments set forth in the Comment Letter, as numbered and have attached a blackline of the Proxy Statement that was filed on the date hereof compared to the Proxy Statement that was filed on November 17, 2006 as Exhibit A to this Letter.

Mr. Larry Spirgel
Securities and Exchange Commission
December 4, 2006
Page - 2 -
1.	We noted in prior comment 36 to our letter dated November 14, 2006 that disclosure of financial forecasts prepared by management may be required if the forecasts were provided to a third-party financial advisor, including a merging party’s advisor. Your response indicates that the company provided Harbinger’s financial advisor with long-term target forecasts for revenues, gross profit, EBIT, and EBITDA for the fiscal years 2007 through 2010 but that disclosure of such forecasts might be misleading because of uncertainty surrounding the forecasts. Due the inherent uncertainty associated with all such forecasts, we reissue the comment and request that you either disclose the forecasts or advise us why they are not material. Moreover, we also request that you confirm in your response letter that neither Harbinger, nor any affiliate thereof, was provided or granted any preferential treatment, including access to information, that was not also provided and/or granted to any other actual or potential strategic partner.
RESPONSE:
The Company has added the requested disclosure in a new section of the Proxy Statement entitled “Certain Financial Forecasts Relating to Applica” included on page 32 of the Proxy Statement as follows:
Certain Financial Forecasts Relating to Applica
     We provided Harbinger and its financial advisor with long-term target forecasts for fiscal years 2007 through 2010 prepared by our management. Although the forecasts are presented with numerical specificity, the forecasts reflect numerous estimates and assumptions relating to the business of Applica that are inherently subject to significant economic, industry and competitive uncertainties, including those risk factors detailed in our filings with the SEC and those described in the “Special Note Regarding Forward Looking Statements” on page 14, all of which are difficult to predict and many of which are beyond the control of Applica. Accordingly, there can be no assurance that the estimates and assumptions made in preparing the forecasts will prove to be accurate, or that the forecasts will be realized, and actual results may be materially greater or less than those contained in the forecasts.
     We do not, as a matter of course, publicly disclose forecasts of future revenues, earnings or other financial performance. The forecasts were not derived as part of management’s internal financial planning process and were not prepared with a view to compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles. Neither our auditors nor any registered public accountant has examined or compiled the forecasts and, accordingly, neither our auditors nor any other

Mr. Larry Spirgel
Securities and Exchange Commission
December 4, 2006
Page - 3 -
registered public accountant expresses an opinion or any other form of assurance or association with respect thereto.
     The inclusion of this information in this proxy statement should not be regarded as an indication that the forecasts will necessarily be reflective of actual future results, and the forecasts should not be relied upon as such. None of Applica, its financial advisor or other representatives has made or makes any representation to any shareholder regarding the information included in the forecasts. Applica does not intend to update or otherwise revise any of the forecasts included in this proxy statement to reflect circumstances existing after the date when such forecasts were made or to reflect the occurrence of future events.
     The following projected financial data was provided to Harbinger and its financial advisor in connection with the proposed merger:

	Year Ended December 31,
	(Dollars in millions)
	2007	2008	2009	2010
Projected Net Sales	$540.9	$557.9	$571.8	$586.1
Projected Gross Profit	164.8	169.9	174.1	178.5
Projected Operating Expenses	141.7	142.0	145.5	149.2
Projected Operating Income	23.1	27.9	28.6	29.3
Projected EBITDA	31.4	37.0	38.0	38.9
EBITDA is a financial measure that is not in accordance with generally accepted accounting principles in the United States (“GAAP”). However, Applica has provided a reconciliation of EBITDA to the most directly comparable GAAP financial measure, which is operating income, in the table below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization costs, but is not a substitute for operating income as determined in accordance with GAAP. EBITDA is a basis upon which our management assesses financial performance and we believe it is frequently used by securities analysts, investors and other interested parties in measuring the operating performance and creditworthiness of companies with comparable market capitalization to Applica. In addition, EBITDA is a relevant measure of Applica’s ability to meet debt service and capital expenditure requirements.

	Year Ended December 31,
		(Dollars in millions)
	2007	2008	2009	2010
Projected Operating Income	$23.1	$27.9	$28.6	$29.3
Projected Depreciation and Amortization	8.3	9.1	9.4	9.6

Projected EBITDA	$31.4	$37.0	$38.0	$38.9
In addition, the Company supplementally confirms that neither Harbinger, nor any affiliate thereof, was provided or granted any preferential treatment. As part of the

Mr. Larry Spirgel
Securities and Exchange Commission
December 4, 2006
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Company’s exploration of strategic alternatives, projections for 2007 and 2008 were provided to the parties that made initial indications of interest, including NACCO and Salton, Inc. Only NACCO progressed to the stage in the strategic alternative process where it was granted access to the information contained in the Company’s electronic data room. Following submission of its unsolicited bona fide offer and execution of a confidentiality agreement, Harbinger was granted access to the data room. In addition, Harbinger’s financial advisor requested and received projections for 2009 and 2010 as part of its due diligence review, which projections had been previously provided to the Company’s financial advisor in connection with the preparation of its opinion for the NACCO transaction.
2.	We note your response to prior comment 21 in which we requested that you either identify “Party A” or provide investors with some general characterization of “Party A,” e.g., public company, relative size in the industry, etc. Similarly, we note your response to prior comment 22 in which we requested that you disclose the proposed exchange ratio of Party A’s stock-for-stock proposal and how that offer was later “improved.” Your response indicates that you are prevented from identifying Party A as a result of a confidentiality agreement you entered into and that discussing the terms of the offer would violate that agreement. We believe that expanded disclosure of the terms of the offer is material to an informed vote on the subject proposal. We therefore reissue that portion of comment 22. Moreover, we also believe that in order for investor to arrive at a fully informed decision of how to vote, it is necessary that Party A be identified as either a public or private entity and that its relative size in the small electric household appliance industry be disclosed, despite the confidentiality agreement. We therefore reissue prior comment 21.
RESPONSE:
The Company has revised the disclosure in the section entitled “Background of the Merger” on pages 19 to 28 of the Proxy Statement to identify “Party A” as Salton, Inc. In addition, the Company has added the underlined disclosure in the paragraphs reproduced below regarding the preliminary indications of interest submitted by Salton on page 21 of the Proxy Statement:
     On March 31, 2006, NACCO’s financial advisor contacted our financial advisor to discuss the strategic alternative process. NACCO’s initial indication of interest dated April 19, 2006 proposed a transaction in which NACCO would spin off the holding company for Hamilton Beach/Proctor-Silex, which would immediately thereafter merge with us. The indication provided that the outstanding shares of our common stock would be converted into the right to receive a number of shares of the combined entity equal to 25% of the aggregate number of shares of the combined entity outstanding immediately following the spin off and merger. The proposal also included the payment of a cash

Mr. Larry Spirgel
Securities and Exchange Commission
December 4, 2006
Page - 5 -
dividend of between $100 million and $125 million from Hamilton Beach/Proctor-Silex to NACCO immediately preceding the spin off and merger, which was based on the pro forma capital structure of the combined company and the equity value of the merger consideration. Salton’s initial indication of interest proposed a stock-for-stock merger of Salton with us at an exchange ratio to be determined at the closing of such transaction based on Salton’s 30-day average trading price prior to the closing date of the transaction and assuming a value of $2.75 to $3.25 per share for Applica common stock. According to Salton’s initial indication of interest, based on a trading price for Salton common stock of between $3.00 and $4.00, prices that were significantly above the then-current Salton trading price, and assuming a value of between $2.75 to $3.25 per share for Applica common stock, Applica shareholders would have received approximately 40% to 48% of the common stock of the combined entity outstanding immediately following the merger. The third party that submitted an initial indication of interest for all of the company proposed an all cash transaction.
     In April and May 2006, our management made five separate presentations to parties that had expressed initial indications of interest. Three presentations were made to parties that had expressed interest in a transaction involving the entire company (including NACCO and Salton) and two presentations were made to those parties expressing interest in acquiring only certain of our businesses. Following these management presentations, each party was asked to confirm its initial views on value after participating in the management presentation. After the management presentations, the two parties expressing interest in acquiring only certain of our assets maintained their initial indications of interest, NACCO confirmed its proposal and Salton submitted a revised indication of interest that improved its initial merger proposal. Salton’s revised indication of interest proposed a stock-for-stock merger of Salton with us at an exchange ratio to be determined at the closing of such transaction based on Salton’s 30-day average trading price prior to the closing date of the transaction and assuming a value of $3.25 to $4.00 per share for Applica common stock. According to Salton’s revised indication of interest, based on a trading price for Salton common stock of between $3.00 and $4.50, prices that were significantly above the then-current Salton trading price, and assuming a value of between $3.25 to $4.00 per share for Applica common stock, Applica shareholders would have received approximately 43% to 52% of the common stock of the combined entity outstanding immediately following the merger. As an alternative structure, Salton indicated that it would consider a transaction in which the consideration would consist of a combination of stock and cash in which each outstanding share of our common stock would convert into the right to receive one share of Salton common stock plus a cash amount equal to the lesser of $0.75 or the difference between Applica’s and Salton’s 30-day average stock prices prior to closing. According to Salton’s revised indication of interest, under this alternative based on a trading price for Salton common stock of between $3.00 and $4.50, prices that were significantly above

Mr. Larry Spirgel
Securities and Exchange Commission
December 4, 2006
Page - 6 -
the then-current Salton trading price, and assuming a value of between $3.25 to $4.25 per share for Applica common stock, Applica shareholders would have received approximately 42% to 51% of the common stock of the combined entity outstanding immediately following the merger. The other party interested in acquiring the company verbally lowered its cash offer and also informed our financial advisor that it was likely to have difficulty completing a transaction on the terms proposed given that it was not currently a participant in the small household appliance industry and, consequently, there would be no potential for material synergies.
3.	Please confirm in your response letter that all of the shares beneficially owned and/or purchased by Harbinger, and affiliates thereof, during the period covered by the Florida Control Share Act are nonvoting on all matters submitted for shareholder approval.
RESPONSE:
The Company confirms that all of the shares beneficially owned and/or purchased by Harbinger, and affiliates thereof, during the period covered by the Florida Control Share Act are non-voting on all matters submitted for shareholder approval.
* * * *
     In addition, the Company has also made the following changes in the Proxy Statement for reasons other than in response to specific staff comments:
      A. The Company made certain clarifying changes to the disclosure regarding Harbinger’s Schedule 13G filings in the section entitled “Background of the Merger” on pages 20 and 21 of the Proxy Statement as follows:
     On March 13, 2006, Harbinger Capital Partners Master Fund I, Ltd. filed a Schedule 13G indicating that it had acquired beneficial ownership of 2,079,330 shares, or 8.6% of the outstanding shares of our common stock, and certain other reporting persons named therein had acquired beneficial ownership of 2,154,600 shares (including the 2,079,330 shares beneficially owned by Harbinger Capital Partners Master Fund I, Ltd.), or 8.9% of the outstanding shares of our common stock.
     On April 13, 2006, Harbinger Capital Partners Master Fund I, Ltd. filed an amendment to its Schedule 13G indicating that it had increased its beneficial ownership in Applica to 3,739,730 shares, or 15.5% of the outstanding shares of our common stock, and that certain other reporting persons named therein had increased their beneficial ownership in Applica to 3,815,000 shares (including the 3,739,730 shares beneficially owned by Harbinger Capital Partners Master Fund I, Ltd.), or 15.8% of the outstanding shares of our common stock.

Mr. Larry Spirgel
Securities and Exchange Commission
December 4, 2006
Page - 7 -
     B. The Company provided updated disclosure regarding Harry D. Schulman’s employment in the section entitled “Existing Employment Agreements and Severance Arrangements with Our Executive Officers” on page 39 of the Proxy Statement as follows:
     On October 31, 2006, we delivered a written notice to Mr. Schulman of non-renewal pursuant to his employment agreement. Accordingly, the employment agreement will terminate and expire on May 1, 2007 in accordance with its terms. While no agreements, arrangements or understandings have been entered into, Mr. Schulman has engaged in discussions with Harbinger about a possible voluntary resignation and severance arrangement with Applica prior to the termination of his employment agreement.
     Please call the undersigned with any questions or comments you may have regarding this letter. In addition, please send all written correspondence directly to the undersigned at Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717, with copies to Harry D. Schulman, the Company’s Chairman of the Board and Chief Executive Officer, at 3633 Flamingo Road, Miramar, Florida 33027, telecopy (954) 883-1714.
Very truly yours,

/s/Barbara Oikle

Barbara Oikle
Enclosures

cc:	Applica Incorporated Paul, Weiss, Rifkind, Wharton & Garrison LLP

EXHIBIT A
[Blackline of the Proxy Statement]